

November 29, 2010

Edward J. Shoen
President and Chairman of the Board
AMERCO
1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239

> **Re: AMERCO**
> **Form S-3**
> **Filed October 7, 2010**
> **File No. 333-169832**
>
> **Form 10-K**
> **Filed June 9, 2010**
> **File No. 001-11255**

Dear Mr. Shoen:

We have received your response to our prior comment letter to you dated November 3, 2010 and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments regarding your Form 10-K filed on June 9, 2010. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

General

1. We note your responses to our prior comments 2, 3 and 4. Please amend your Form S-3 accordingly.

Definitive Proxy Statement filed July 15, 2010

Compensation Discussion and Analysis, page 17

2. We note your response to our prior comment 12, and we reissue the comment. Please confirm that in future filings you will expand your Compensation Discussion & Analysis to provide more detailed analysis of the elements and levels of compensation paid to the named executive officers. Please also provide us with your proposed revised disclosure. Your disclosure should focus on the material principles underlying the policies and decisions and the most important factors relevant to the analysis of those policies and decisions. Please refer to Item 402(b) of Regulation S-K. For example please discuss the specific factors the Compensation Committee considered in establishing the compensation of Edward "Joe" Shoen and the specific factors the President considered in determining the compensation of the remaining named executive officers. Among the issues to address are why changes in base salaries for the named executive officers "would not be in the best interest of the company" and what "accomplishments" the President was recognizing when he determined the discretionary bonus paid to Gary Horton.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

Justin Dobbie
Special Counsel

cc: Gregory R. Hall, Esq.
        Fax: (480) 606-5528